Filed Pursuant To Rule 433

Registration No. 333-275079

March 5, 2024

WFIN-A (TOLEDO, OH): Grayscale Media Tour with John Hoffman

CHRIS OAKS: John Hoffman joins us now he is head of distribution and partnerships at Grayscale which is the world's largest crypto manager. john let's start with the very basics what is a spot bitcoin ETF and what are the benefits of investing in bitcoin in the first place?

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Yeah so Chris thanks, so it’s a great question it’s spot bitcoin etf, it’s a lot of financial jargon there so let let’s break that down for a bit. Spot refers to the current market right price bitcoin is the world's largest cryptocurrency with over a trillion dollars in assets. It’s also as you pointed out one of the oldest cryptocurrencies in the market since 2009 so 15 years now of live you know continuous network running. And then the third part there is ETF another financial jargon term which is an exchange traded fund these have been around since the 1990s and they're a pooled investment vehicle. They hold a basket or a bundle of securities and they trade on exchange like a stock. So when you put those three things together, spot bitcoin etf, these are exchange traded funds that whole bitcoin and again now you made a comment in your opening remarks there, making it easier simple convenient to buy bitcoin directly from your brokerage account just like you buy or sell shares of common stock.

OAKS: so I would mention what are the benefits to investing in cryptocurrency in the first place I know a lot of folks like the idea that cryptocurrency particularly bitcoin is not tied to any government but aside from that what are the benefits?

HOFFMAN:sure so you know I think investors today are thinking about two things. one is performance as it relates to crypto and bitcoin, the second is diversification. So on the performance topic, bitcoin which is a cryptocurrency has been the best performing asset in the world over the last ten years so looking backward it's had very very strong performance. The second topic is diversification which is another fancy financial term which really refers to correlation what really refers to how assets move together or don't move together. Bitcoin has historically had low correlation to stock, bond, commodity, real estate so it tends to behave differently. So when added to a portfolio it it has historically provided diversification benefits.

OAKS: although some would say that could be a good thing or a bad thing depending on how you look at it it makes it very difficult to predict.

HOFFMAN: absolutely and you know we encourage people to think about investing over a long period of time that’s a very importantly piece here. Cryptocurrency as you pointed out is new, but it’s been around for fifteen years it has been volatile, which means the price goes up and down. But we encourage investors to think about that over a long period of time and as a small part of the portfolio. So I think that those are two things that need to be together. long periods of time, a small part of the portfolio and we encourage you to work with a financial professional when you're developing a strategy.

OAKS: now we mentioned that you can buy into these ETFs with the comfort of the markets that we already know and trust the new york stock exchange the nasdaq but here's the big question does that really give investors a greater trust in these mysterious investments or is it just the illusion of trust?

HOFFMAN: so I think we need to kind of take a step back and think about what this actually does right so it’s an exchange traded fund which is that wrapper that bundling of underlying securities. There’s ETFs that hold stocks, there’s ETFs that hold bonds that trade on, as you mentioned, the new York stock exchange, the Nasdaq, the Chicago board of options exchange. In this example the ETF is holding bitcoin making it easier to invest in this asset class. The other piece is the safe keeping of those assets. So in this example the ETF actually holds bitcoin. rather than you having to have a crypto wallet or download a crypto wallet or safe keep this on your own hard drive, this provides a way to do this in the traditional market through your brokerage account in this wrapper that is going to hold bitcoin directly and seeks to safe keep that as well.

OAKS: and in this in this is starting get something of a track record again over the past few years there have been some analysts who have kind of dismissed this is a flash in the pan it's a in a few years saying it's not going to be worth anything you certainly are starting to see a track record here that you didn't have a few years ago.

HOFFMAN: Yeah we’re fifteen years in now you know it's a new technology. Technology takes time for people to understand I remember when I first used the internet and dialed up to a modem connected to the internet there were all of these you know I had actually download aol or prodigy from a cd that came in mail and there were a lot of terms that I had never heard of before and it was scary and daunting. Flash forward thirty years and the internet is ubiquitous if I were to ask somebody where the wifi is you know they would know what i'm talking about. There are a lot of new words here, there’s a lot of new things to learn and that takes time and so again even fifteen years later you know the internet took thirty years forty years to kind of get today mainstreaming topic and so again although fifteen years is kind of a long time from a time perspective it's still very very early and we see that there's a tremendous amount of education that still needs to happen but as we fast forward to the future you know we think that this technology is really going to change the way that people live, the way they play, the way they work

OAKS: And I want to ask you about this too real quickly, talk about throwing a lot of terms of people here's another one, there is something called GBTC. What is that and how is it different than what we've been talking about to this point.

HOFFMAN: So GBTC is the Grayscale bitcoin ETF, it is traded on an exchange and it actually holds bitcoin. So if you think about the price of bitcoin you know between forty or sixty thousand dollars depending at the point in time. GBTC you can buy or invest in your brokerage account and get a slice of bitcoin. So for example you know the price of GBTC depending on the point in time could be between you know forty or fifty dollars and you could buy as little as one share of GBTC and therefore get a piece or a little fraction of bitcoin and so invest in bitcoin directly through this ETF wrapper.

OAKS: Gotcha. again john hoffman is head of distribution in partnership at Grayscale the world's largest crypto manager about these new spot coin or spot bitcoin etfs and the different ways to invest in cryptocurrency today. where do we get more information?

HOFFMAN: So I invite you to visit www.grayscale.com, that’s g-r-a-y scale.com, you can read more about GBTC the world’s largest bitcoin etf. You can also learn more about cryptocurrency and this technology and you can subscribe to our research through that website as well, www.grayscale.com.

OAKS: John Hoffman, thanks very much for taking the time. We appreciate it.

HOFFMAN: Thank you, thanks for having me. Pleasure to be here Chris.

OAKS:We have the link up at our webpage at goodmornings.net if you want to learn more.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.